22.0 CERTIFICATE OF QUALIFIED PERSON

To Accompany the Report Entitled "NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico"

I, **Barry David Devlin,** do hereby certify that:

1. I am employed by, and carried out this assignment for, Endeavour Silver Corp., Suite 301, 700 West Pender Street, Vancouver, British Columbia V6C 1G8, tel. (604) 685-9775, fax (604) 685-9744. email: bdevlin@edrsilver.com.

2. I am a graduate with a Bachelour of Science Degree (1981) and a Master of Science Degree (1987), both in Geology, from The University of British Columbia, Canada and I have practiced my profession continuously since that time.

   a. I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #1972) and I am a member in good standing of several other technical associations and societies.

3. I have 27 years experience in exploration and mining geology including experience with precious metal deposits and reserve and resource estimation techniques.

4. I am the Vice President of Exploration for Endeavour Silver Corp.

5. I am not independent of Endeavour Silver Corp. applying all the tests in Section 1.5 of the National Instrument 43-101

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, professional registration (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for preparation of the report titled "NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico", dated April 1, 2008, (the "Technical Report") related to the Guanaceví Mines Project.

8. I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these and in conformity with generally accepted International mining industry practices.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10. I consent to the filing of the Technical Report with the British Columbia, Alberta and Ontario securities commissions and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 15 day of April, 2008



Barry D. Devlin, M.Sc., P. Geo.
Vice President of Exploration
Endeavour Silver Corp.